SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Shareholders of GOL and Smiles approve corporate reorganization that will meaningfully increase cash generation and market competitiveness of the Group;

GOL reduced its supply to 245 flights/day to adapt to lower demand in the domestic market;

Neutral cash consumption in March amid the cooling demand for air transport in Brazil, combined with the transition to the low season.

São Paulo, April 13, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides its Investor Update for March/21. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

In this period, GOL adjusted its capacity to an average of 245 flights per day, a 31% decrease from an average of 355 flights in February/21. The Company operated approximately 381 daily flights on peak days. GOL’s consolidated gross revenues for the month were R$300 million and the average load factor was 71.8%, highlighting Management’s on-going focus on maintaining sustainable operations through the continuous matching of seat supply to the level of traveler demand.

In March/21, there was a 25% decrease in the search for the Company’s airline tickets, compared to February/21, with a 40% reduction in the volume of daily sales during that month, due to the decline in travel demand as a consequence of the increase in cases of Covid-19 in Brazil, combined with the transition to the low season.

Brazil recently experienced a “second wave” of Covid-19 cases with pressure on its hospital network. In response to the increase in the number of cancellations and no-shows, GOL’s airline network was quickly adjusted to match costs to the new level of inflows and had a 29% reduction between the first and the fourth weeks of March. PRASK was R$15.45 cents, a decrease of 19% over February/21 and a year-on-year variation of -23% due to the greater reduction in fares by industry peers to sustain their higher level of capacity.

“During this challenging second wave of Covid-19 cases in Brazil, we remain diligently focused on Safety for our Customers and Employees,” said Paulo Kakinoff, Chief Executive Officer. “We have strong hygiene protocols in place and the flexibility to rapidly readjust our network. We reiterate our belief that, even with the non-linear resumption of demand, the Company will emerge stronger and even more resilient as markets start to normalize.”

Anticipating a Recovery Aligned to Brazil’s Vaccine Roll-out

Since the beginning of the pandemic, there has been a high correlation between the reduction of the Covid-19 case curve and a recovery in domestic demand for air travel. GOL witnessed these fluctuations in demand during August and September last year and rapidly adjusted its network accordingly to the demand scenario during that period. European countries and the United States have an earlier vaccination schedule than Brazil, which is also providing an indicator for what resumption in travel demand could look like.

In the United States, TSA (Transportation Security Administration) throughput bottomed out at the end of January 2021 at around 35% of 2019 levels as Covid-19 cases peaked in the United States’ “second wave”. In just two months since the low point, the TSA throughput has rebounded to over 60% of 2019 levels. Similarly, last week when Brazil hit its peak of Covid-19 cases in its “second wave”, GOL’s passengers as a percentage of 2019 bottomed out at around 35%. Therefore, the Company expects that as the Covid-19 daily new cases curve begins to invert and there is a recovery in the Brazilian GDP, it will see an acceleration in searches for GOL’s tickets and level of sales.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL’s Management is therefore paying close attention to Brazil’s National Immunization Program. Currently, the Ministry of Health of Brazil has contracted approximately 500 million doses of Covid-19 vaccines, and another 140 million doses are under negotiation. The forecast is that approximately 150 million doses will be administered by the end of 2Q21, which is sufficient to immunize all priority groups and individuals over 60 years old, while the remainder of the population is expected to be immunized during 2H21.

As of last week, Brazil had administered at least one shot of the vaccine to over 25 million people and is fast approaching a pace of one million doses per day. Currently, Brazil ranks fifth in the world in the pace of daily vaccinations. To help speed up Brazil’s National Immunization Program, since January 17, 2021, GOL is making space on its aircraft available free of charge for the transportation of Covid-19 vaccines.

The Company anticipates that the successful roll-out of vaccinations through Brazil’s National Immunization Program will reactivate demand in the leisure and corporate segments as of the middle of the second quarter of 2021. During the first 10 days of April, there has already been a reduction in the number of hospitalizations for the 70-years-and-above age cohort, who are currently eligible to be vaccinated. However, given that the number of cases of Covid-19 in Brazil are at high levels, GOL’s Management continues to consider more conservative recovery scenarios, maintaining initiatives to reduce costs, preserve cash flow equilibrium and the match of supply to reduced levels of demand.

GOL estimates that it has sufficient liquidity to finance its working capital, expenses and debt service through the coming months, a period of higher impact on its cash flow. The Company ended March with approximately R$1.9 billion in total liquidity. Including the financeable amounts of deposits and unencumbered assets, GOL’s potential liquidity sources total over R$5 billion. Excluding financial debt service, GOL’s net cash consumption was neutral in March.

Richard Lark, Chief Financial Officer, added: “Throughout the pandemic we have protected our balance sheet by reducing our costs, met our financial obligations provided for in our cash flow and taken advantage of the capital markets at the right time. As such, our liquidity remains in line with where it was in April/20 and is adequate to manage the operations until the percentage of the immunized population increases. We are therefore confident in our Management team’s ability to effectively manage operations through this second wave, until we see a recovery in travel demand following the vaccine roll-out.”

Corporate Reorganization Approved by Shareholders of GOL and Smiles

On March 24, 2021, shareholders of GOL and the majority of Smiles’ minority shareholders approved, in extraordinary meeting, the corporate reorganization to combine the Company’s two operating subsidiaries: GLA (“GOL Linhas Aéreas”), the largest domestic airline in Brazil, and Smiles, the leading loyalty and mileage program. GOL believes the transaction is an important milestone to maximize future value. Importantly, once the merger is completed both companies will be better positioned to increase their respective market competitiveness and cash flow generation.

The successful completion of this transaction will substantially reduce the risks that each company faces in this pandemic and will provide operating and financial synergies. As a combined entity, GOL will be better able to improve revenue management, more dynamically manage the inventory of seats, improve its ability to coordinate marketing to Customers and be better positioned to optimize yields.

In addition, GOL will be able to manage costs more efficiently across the businesses and have the proper structure to maximize the cash flow of the combined companies. GOL expects annualized run-rate synergies to exceed R$400 million once all of the operating and financial gains are fully realized. This merger accompanies the changes to the business environment in which the Company operates today and positions the GOL Group to maximize value in a post Covid-19 operating environment.

2	GOL Linhas Aéreas Inteligentes S.A.

On March 25, 2021, the Company announced through its subsidiary, Smiles Fidelidade S.A., the distribution of R$500 million in dividends to be paid on April 16, 2021. As a result, the value of the exchange ratio will be automatically adjusted, and the portion due in national currency will be reduced accordingly. Information for exercising the option for the optional exchange ratio, the establishment of the base date for determining the shareholders who shall migrate to GOL’s shareholder base, as well as the credit date for the shares and payment of the redeemable preferred shares shall be timely disclosed in the respective notice of confirmation.

Maintaining Cash Flow Equilibrium and Managing Costs

Based on conservative assumptions and to provide the necessary matching of assets and liabilities in this cooling demand environment, GOL has been implementing measures to minimize net cash consumption and to maintain equilibrium in its operating cash flow. The Company continues to work daily with its main stakeholders to manage through this second wave of Covid-19 in Brazil.

Since the beginning of 2020, GOL has amortized more than R$4.1 billion of financial debt and kept operating liabilities stable. This will reflect on the recovery of the solidity of its capital structure. The average maturity of the Company’s long-term debt, excluding aircraft leases and perpetual notes, is 3.3 years.

GOL Management fully honored its commitments with the global capital markets and the Company was the only airline in Latin America to have returned capital to investors in 2020. GOL expects these actions will continue to define it, and the Company counts on the continued support and confidence of its stakeholders and partners to invest in the recovery of the Brazilian market.

At the same time, GOL continues to effectively manage its operations to maintain cost leadership. During the first half of 2021, GOL expects to maintain personnel costs at their reduced position, to around 50% of pre-pandemic levels. Having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company is well-positioned to preserve the equilibrium of its nominal costs equivalent to the level of its offered capacity and to expand its unit cost leadership.

Adjusting the Fleet Structure to Efficiently Match Capacity to Lower Demand

The Company's fleet management has always stood out for its flexibility to adjust the size of the fleet, by either accelerating aircraft deliveries or extending aircraft contractual lease terms, in order to match it to the demand for air travel. During the past 12 months, the Company renegotiated with its aircraft lessor partners, in order to obtain reductions in the values of current and future leases and convert a portion of the monthly payments from fixed to variable (power-by-the-hour). GOL’s agreements are adjusted to the recovery in 2021 demand and also represent effective savings in the Company’s unit cost structure. These contracts have lower values in the medium and long terms and avoid increased costs with onerous deferral agreements, maintaining GOL as the airline with the lowest aircraft operating cost and indebtedness among its local peers, and with the lowest dollar commitment per aircraft.

Since the start of this crisis and until the end of April/21, the Company will have decreased its fleet by 17 Boeing 737 leased aircraft and reduced its 2020-2022 Boeing 737 MAX deliveries by 34 aircraft. The Company ended March with a total fleet of 127 B737s, eight of which are B737-MAX models. With 63 aircraft operating in its network, daily flight operations decreased 31% over February/21 and were equivalent to 48% of the takeoffs and 52% of the ASKs in March/20.

During March, GOL adjusted frequencies to match lower demand in its hubs in São Paulo, Rio de Janeiro, Brasília, Fortaleza and Salvador. The Company is currently operating 83% of routes in its domestic network, a 15 p.p. decrease from February/21, which represents higher levels compared to the beginning of 2020.

3	GOL Linhas Aéreas Inteligentes S.A.

As a result, the Company is well positioned for growth in both major and regional markets when demand for air travel resumes. Also, in March, GOL was the first Brazilian airline to receive certification from Brazil’s ANAC for friction performance on the new pavement of the Congonhas airport runway. As a result, the Company can either operate NG or MAX aircraft with less restrictions on rainy days at this airport.

In April/21, GOL is adapting its fleet and will operate 50 aircraft in its network to manage capacity and costs during this period of lower demand. During the month, the Company is reducing operations to between 185 and 200 flights/day, five times greater when compared to the “essential network” of April/20. During this current month, the Company will temporarily suspend operations in Caldas Novas (CLV), Campina Grande (CPV), Caxias do South (CXJ), Dourados (DOU), Jericoacoara (JJD), Londrina (LDB), Montes Claros (MOC), Sinop (OPS) and Uberlândia (UDI). GOL remains positioned to increase its capacity and aircraft in the network quickly and efficiently to match higher demand for air travel as the “second wave” of Covid-19 dissipates.

Executing Environmental, Social and Governance (“ESG”) Best Practices

The Company encourages the airline industry as a whole to tackle climate change, social inequality and governance issues by becoming more sustainable, inclusive and transparent. As the Company manages through the Covid-19 pandemic, GOL has sought to maintain its commitment to the highest standards of ESG. The Company is a world leader in striving to make the aviation industry more sustainable in areas related to carbon neutralization and the development of biodiesel fuel alternatives. In March, the Company completed 10 years of Gold Standard in the Brazilian GHG Protocol Program, for its voluntary efforts to measure, understand, seek solutions and provide transparency on the impact of its operations to the environmental.

GOL has always been a pioneer in helping make commercial aviation even more sustainable. The Company proactively reports relevant ESG information to investors in accordance with the Sustainability Accounting Standards Board (“SASB”) standard for the airline industry. In this challenging operating environment globally for airlines, this industry’s commitment to ESG initiatives is critical.

GOL provides important metrics for monitoring its ESG performance. In March, the Company’s Gross Global Scope 1 Emissions (metric thousand tons CO2) were 109.5, a 25.6% reduction compared to February/21, as Total Fuel Consumed (liters, 1,000/RPK) reached 37.4 and Greenhouse Gas Emissions/flight hour (tons CO2) was 7.3, a 0.6% decrease compared to February/21.

Aligned to Safety, GOL is Prepared for a Slower Recovery

Kakinoff concluded: “We are facing a severe phase of Covid-19 in Brazil, and both airlines and tourism are among the most highly affected industries. Despite all the challenges that we are facing, we now have the certainty of the vaccine, a different scenario from what we saw last year. As a member of the “Unidos pela Vacina” (United for the Vaccine) group, we have dedicated ourselves to initiatives that accelerate the mass immunization process by the Brazil’s National Immunization Program and ensure that we can get through to the other side of this crisis. Our priorities remain the Safety of our Customers and Employees, preserving jobs and providing an efficient air network for the necessary transport and distribution of vaccines.”

The Company prioritizes its Customers and Crew to have a safe and enjoyable experience while on board. In addition to adhering to the already strict standards of civil aviation sanitation established by authorities, in line with the recommendations of the International Civil Aviation Organization (ICAO), World Health Organization (WHO), International Air Transport Association (IATA), Agência Nacional de Aviação Civil (ANAC - National Civil Aviation Agency) e Agência Nacional de Vigilância Sanitária (Anvisa), GOL seeks to enhance its operations on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services. The Company is the only airline in Brazil with a partnership with the Albert Einstein Hospital, which certifies all of its Covid-19 prevention procedures and measures.

4	GOL Linhas Aéreas Inteligentes S.A.

In March/21, the ANAC (National Civil Aviation Agency) released the 2020 Monitoring Bulletin of Consumidor.gov.br - Air Transport, with the main data on passengers’ interactions with airlines during 2020. Among the airlines that most carry passengers, GOL registered the highest satisfaction and problem-solving indexes, and with the shortest average response time.

“The investments made over the years in technological innovations, aimed to simplify the process for traveling with GOL, our strategic partnerships, and our Team of Eagles are the pillars of the Company's future in the aviation industry. We believe that people will want to fly with the airline they trust most in Service and Safety, both during and after the pandemic,” said Eduardo Bernardes, Vice president of Sales and Marketing.

Key Metrics – March 2021 (preliminary and unaudited)

Liquidity	March/2021	∆ February/2021
Total liquidity Deposits Unencumbered assets	R$1.9 billion R$2.2 billion R$1.3 billion	-10% - -
Net Cash Consumption	March/2021	∆ February/2021
Cash inflows Cash outflows¹ Net cash consumption (“burn”)	R$25 MM/day R$(25) MM/day -	+13% - -
Fleet	March/2021	∆ February/2021
Total (average) Operating aircraft (average) Flights per day (average) Network destinations – Total²	127 63 245 (48% of 2020) 62 (83% of 2020)	-1 -15 -31% -2%
Operating Results	March/2021	∆ February/2021
Seats – Domestic & Total (000) ASK – Domestic & Total (million) Load factor – Domestic & Total Consolidated gross revenue (R$MM)	1,331 1,609 71.8% 300	-23% -23% -9.0 p.p. -37%
Metrics	March/2021	∆ February/2021
Gross Global Scope 1 Emissions (000 m t CO2) Total Fuel Consumed (1,000 liters per RPK) Greenhouse gas emissions/flight hour (t CO2)	109.5 37.4 7.3	-25.6% +8.8% -0.6%
1-	Excluding financial debt service;
2-	Excludes codeshare and interline destinations.
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1Q21 Commentary

•    GOL expects a Loss Per Share (EPS) and a Loss Per American Depositary Share (EPADS) for 1Q21 of approximately R$2.35[1] and US$0.83[1], respectively.

•    EBITDA[2] margin for the first quarter excluding non-operating and non-recurring expenses is expected to be 20% to 22%, a decrease in relation to the quarter ended in March 2020 (46%2).

•    Passenger unit revenue (PRASK) for the 1Q21 is expected to be approximately 12% lower year-over-year. GOL expects unit revenue (RASK) to be 9% lower when compared to 1Q20.

•    Non-fuel unit costs (CASK ex-fuel) for 1Q21 excluding non-operating and non-recurring expenses are expected to increase approximately 21%[2] compared to 1Q20 reported CASK ex-fuel, primarily due to a 44% reduction in ASKs and the 23% depreciation of the Brazilian Real versus the US dollar. Fuel unit costs (CASK fuel) are expected to reduce by approximately 8% year-over-year, mainly due to the fuel efficiency consumption of the MAX aircraft, partially offset by a 2% increase in the average fuel price and by the BRL depreciation versus USD.

•    GOL’s financial leverage, as measured by the Net Debt3/LTM EBITDA ratio, was approximately 11x at the end of the March 2021 quarter. The Company amortized approximately R$418 million of total debt in the quarter, and total liquidity was R$1.9 billion, comprised of R$1.2 billion in cash and investments and R$0.7 billion in receivables. Including the financeable amounts of deposits and unencumbered assets, GOL’s liquidity sources total over R$5 billion.

•    In the 1Q21, Gross Global Scope 1 emissions (in thousand metric tons of CO2) were approximately 488.4, a 12% reduction versus 4Q20, while Total Fuel Consumed (in thousand liters per RPK) was 34.4, 5% higher compared to 4Q20, and Greenhouse Gas Emissions per Flight Hour (in tons of CO2) were around 7.3, representing a 22% reduction versus the 4Q20.

Preliminary and Unaudited Projections 1Q21

Domestic Routes Served (average) / % of 2019

Average Operating Fleet / % of 2019

Net Operating Revenues (R$ BN) / % of 2019

EBITDA Margin[2]

EBIT Margin[2]

CAPEX (R$ MM)

Net Cash Burn (R$MM/day)

Other Revenue (cargo, loyalty, other)

Average fuel price per liter

Average exchange rate

Gross Global Scope 1 emissions (000 m t CO2)

Total Fuel Consumed (1,000 liters per RPK)

Greenhouse Gas Emissions/Flight Hour (t CO2)

Passenger unit revenue (PRASK)

Operating CASK Ex-fuel[2]

Domestic Demand – RPK

Domestic Capacity – ASK

Domestic Capacity – Seats

Total Demand – RPK

Total Capacity – ASK

Total Capacity – Seats

1Q21

~159 / 94%

~77 / 68%

~1.6 / 50%

20% - 22%

13% - 15%

~80

~3

10% of revenues

R$2.84 - R$2.90

R$5.48

~488.4
~34.4

~7.3

1Q21 vs. 1Q20

Down ~12%

Up ~ 21%

Down ~36%

Down ~35%

Down ~43%

Down ~44%

Down ~44%

Down ~47%

1.	Excluding gains and losses on currency and Exchangeable Senior Notes.
2.	Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$700 million in 1Q21 and non-recurring expenses of approximately R$87 million in 1Q20.
3.	Excluding Perpetual Notes and Exchangeable Senior Notes.
6	GOL Linhas Aéreas Inteligentes S.A.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer